Filed by Columbus Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Acquisition Corp

(File No. 001- 42485)

WISeKey Advances its WISeSat Space Subsidiary Position as “WISE Space Advanced Technologies” a European Quantum-Secure Space Technology Company

Building on pilot testing across 21 launched LEO satellites and with access to 14 satellites currently in operation, WISeSat is advancing post-quantum payload development with SEALSQ and its QSOC roadmap

Geneva, Switzerland – May 5, 2026 — WISeKey International Holding Ltd (SIX: WIHN; NASDAQ: WKEY), a global leader in cybersecurity, digital identity and IoT, today provides an update on the strategic progress of its space subsidiary WISeSat.Space (“WISeSat”), from its initial secure satellite communications pilot missions launched in 2021 to advancing its positioning as “WISE Space Advanced Technologies,” a European quantum-secure space-technology company.

A journey from first satellite missions to next-generation space infrastructure

WISeSat began its space program as a focused industrial initiative inside the WISeKey Group, with the conviction that the world’s connected infrastructure would require a sovereign, quantum-resilient communications layer delivered from orbit. From its first pilot missions, WISeSat has progressively developed satellite-related capabilities and partner-operated mission experience, providing technical learning and flight heritage for its planned transition toward larger, next-generation satellite infrastructure.

Key milestones since the beginning of the program:

▪	Initiated secure satellite communications pilot testing in 2021, embedding WISeKey and SEALSQ Corp. (Nasdaq: LAES) (“SEALSQ”) security technologies into small satellite platforms and validating the feasibility of secure IoT communications from Low Earth Orbit.

▪	Expanded pilot testing through sequential satellite launches, including larger 3U platforms launched by SpaceX during 2025, supporting WISeSat’s technical roadmap toward more capable post-quantum satellite infrastructure.

▪	Built an early satellite access base across 21 launched LEO satellites, through partner-operated missions that have contributed to WISeSat’s pilot testing, technical validation and flight-heritage program.

▪	Maintained access to 14 satellites currently in operation, supporting continued satellite-related experience and market visibility as WISeSat prepares its next phase of larger and more capable satellite infrastructure.

▪	Advanced the integration of SEALSQ post-quantum technologies into the WISeSat roadmap, including secure elements, Quantum RootKey functionality and cryptographic capabilities intended for future satellite generations.

▪	Supported ground-segment development and arrangements, including existing activities in Switzerland and Spain for the evaluation of ground infrastructure supporting sovereign command, control and data distribution.

▪	Hosted the Davos 2026 Quantum Security Space Roundtable in January 2026, convening defense, space and quantum leaders around post-quantum space security.

▪	The planned Quantum Spatial Orbital Cloud (QSOC), a SEALSQ-owned quantum and post-quantum service roadmap expected to leverage WISeSat satellite infrastructure as part of the future orbital layer for QKD, QRNG and post-quantum identity services.

▪	Prepared the transition toward next-generation 6U satellite platforms, intended to provide a more robust infrastructure foundation for post-quantum secure communications and future QSOC deployment phases.

Advancing as a “WISE Space Advanced Technologies” company

Building on this trajectory, WISeSat is positioning its name of “Sat” as “Space Advanced Technologies,” and fully as a “WISE Space Advanced Technologies,”, a company which is a pure-play space-technology operator focused on three integrated value drivers:

▪	A proprietary LEO satellite infrastructure supporting IoT connectivity and post-quantum services from orbit.

▪	A deep technology stack developed by SEALSQ, including post-quantum semiconductors.

▪	secure elements, and Quantum RootKey modules intended for integration into future satellite platforms.

▪	An infrastructure role supporting SEALSQ’s planned QSOC roadmap, including future QKD, QRNG, post-quantum identity, and, over time, selected orbital data-security services.

This positioning is designed to make WISeSat’s positioning and name reference to be purpose accessible to U.S. and European institutional investors and other interested persons, and as a focused space-and-quantum platform, distinct from generic satellite operators or chip-only cybersecurity companies.

Carlos Moreira, Founder and CEO of WISeKey noted, “In just a few years, WISeSat has progressed from its first secure satellite communication pilot missions to a fully-fledged space-technology roadmap, positioning the company to capture emerging demand for quantum-secure infrastructure in low Earth orbit. By integrating post-quantum payloads developed with SEALSQ and aligning with its QSOC roadmap, WISeSat is building a differentiated, defensible platform that can support new revenue streams in secure data services, edge processing, and trusted connectivity for both governmental and commercial customers. This strategic evolution underpins WISeSat’s transition from individual demonstration missions to a scalable constellation model designed to support the planned QSOC roadmap.”

About WISeSat.Space

WISeSat develops, procures, and operates small satellites infrastructure, rights-of-use arrangements, and runs the associated ground-segment capabilities in LEO. As the space-infrastructure platform supporting SEALSQ’s QSOC roadmap, WISeSat is expected to provide the orbital layer on which SEALSQ’s post-quantum security and quantum-enabled services may be delivered to enterprises and governments worldwide.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeKey International Holding Ltd and/or its subsidiaries (collectively, “WISeKey,” “our” or “us”) and its businesses. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that could cause WISeKey’s actual results, financial condition, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: our ability to convert our pipeline into actual sales; the ability to realize WISeKey’s anticipated growth strategies and profitability; the development of post-quantum cryptography products and the potential market for such products; WISeKey’s plans for global customer base expansion; the expansion of the WISeSat project and the QSOC initiative; the timing and expected revenues from the commercial deployment of the QS7001 quantum-resistant semiconductor; the sufficiency of cash to meet liquidity needs; WISeKey’s ability to attract and retain customers; changes in economic conditions; market demand and semiconductor industry conditions; and the risks discussed in WISeKey’s filings with the SEC. WISeKey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 l cati@theequitygroup.com

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